Shane E. Daly
Lead Director &
Associate General Counsel
212-314-3912(Tel.)
212-314-3959(Fax)

August 8, 2013

VIA EDGAR

Ms. Alison White

United States Securities and Exchange Commission

Office of Insurance Products

Division of Investment Management

Mail Stop 8629

Washington, DC 20549-8629

RE:	AXA Equitable Life Insurance Company
Correspondence filing related to Post-Effective Amendments to the Registration Statements on Form N-4
File Nos. 333-05593, 333-64749, 333-31131 and 333-60730

Dear Ms. White:

The purpose of this letter is to provide a response to the staff’s comments provided via telephone on August 1, 2013 to the above-referenced filing. In addition to these changes, we have made additional changes to the supplement. The visual format of the supplement has been revised and now includes a summary section. Other than the changes specified herein, the disclosure reviewed by the staff has not been changed. However, portions of the disclosure are repeated in the summary section. Additional contracts have been added to the exchange offer. Please refer to the chart in Appendix II for more specific information regarding these changes. In addition, the last paragraph under “What are my options after I accept this offer?” has been revised to clarify that the administrative procedures described apply only to partial withdrawals.

We intend to file a post-effective amendment to incorporate these changes and to include the consent of our independent registered public accounting firm. We first set forth each specific staff comment and then provide our response.

1. General Comments

a. Please explain supplementally whether all contract owners will receive the supplement or only those who own the GMIB.

Response

Only those contract owners who elected the GMIB will receive the offer.

b. The supplement refers to an acceptance letter, an acceptance form, and an election form. If these are all the same document, please use a consistent term.

Response

The offer and acceptance letter is a single document. The acceptance form is a part of the offer and acceptance letter. We have revised the term “election form” to “acceptance form” for consistency. A copy of the offer and acceptance letter is included herein in response to comment 1.e.

c. Please confirm that offer letter will explain what group the contract owner is in.

Response

The offer letter sent to contract owners in Group 2 will indicate that the contract owner is in Group 2.

d. Please explain supplementally why group 1 and group 2 contract owners are treated differently.

Response

Group 1 and group 2 contract owners are treated differently because there are significant actuarial differences based on the contract owner’s prior withdrawal history. By tailoring the offer uniquely to each of the two groups, we are able to make an offer that aligns with the past behavior of each group and the expectations of the company regarding the future behavior or each group.

e. Please provide the staff with a copy of the offer letter and acceptance letter.

Response

A copy of the offer letter and acceptance letter is included herein.

f. Please explain supplementally why the buyout and the redemption/exchange offer must occur in two separate steps.

Response

The redemption and exchange offers will occur in two steps because the roles and responsibilities of the entities involved with the buyout and exchange offers are different. The buyout offer will be made by AXA Equitable Life Insurance Company, the issuer of the contracts. Selling activities in connection with the exchange offer will be performed by broker-dealers working through one of our principal underwriters (either AXA Advisors or AXA Distributors).

g. Please revise the prospectus to make it clear that if you accept certain buyout offers you may not receive a standard death benefit.

Response

We will modify the existing prospectus disclosure during the next annual update to clarify that if you accept certain buyout offers, you may not receive a standard death benefit.

h. Please explain supplementally whether the SCS prospectus will describe this exchange offer.

Response

The SCS prospectus will not describe the exchange offer. We do not believe disclosure of the exchange offer to prospective purchasers of the SCS product is necessary or appropriate since not all purchasers of the SCS product are eligible for the exchange offer.

i. Please provide supplementally, or disclose supplementally: 1) the number of contract owners subject to the offer; 2) the average contract value and benefit base of those subject to the offer; and 3) the average percentage increase in contract value if the offer is accepted.

Response

As of June 28, 2013, there are approximately 234,000 contract owners subject to the offer. The average contract value is $123,000. The average benefit base is $171,500. The average percentage increase in contract value if the offer is accepted is 18%.

2. Cover page, page 1

a. Please briefly describe the “options after I accept this offer” at the beginning of the supplement and explain that two distinct offers are being made.

Response

Disclosure has been added to the beginning of the supplement to explain that an exchange offer is also being made.

3. Additional offer amount examples, pages 5-6

a. Please consider adding a column showing difference between the GMIB/GMDB benefit base and the offer amount.

Response

We do not believe adding a column showing the difference between the GMIB/GMDB benefit base and the offer amount would be meaningful. Adding such information would give the impression that cash value is being lost. No cash value is being lost. Therefore, no change has been made to the disclosure.

4. How do I accept this offer?, page 8

a. With respect to your statement that “for most contract owners the offer amount will be less than the difference between the projected benefit base and the contract’s account value”, please provide an example of when or how this would not be true.

Response

Additional disclosure has been added to the supplement indicating a circumstance under which a contract owner could receive more than the difference between the projected benefit base and the contract owner’s account value.

5. More information about this offer, pages 9-10

a. Typo – please change “if” to “of”.

Response

The disclosure has been revised.

6. Appendix I, guaranteed benefits and standard death benefit information, page I-4

a. GMIB and roll-up benefit base reset - The second sentence of the second paragraph on page I-4 appears to be missing a word. Please revise.

Response

The disclosure has been revised.

7. Appendix II

a. Exchange offer program – page II-1 – Please explain supplementally why you state that the Appendix is provided for informational purposes only. Does that mean it can’t be relied on or is incomplete?

Response

The disclosure has been deleted.

b. Comparison of your existing contract in the SCS Series C Contract – page II-2 – Please consider providing a separate table for each Accumulator contract rather than providing them together in a single column.

Response

We believe the disclosure sufficiently describes the differences between the Accumulator contracts and the New Contracts. Therefore, this change has not been made.

c. Please state prominently in footnote 2 or elsewhere that the contract owner may lose up to 90% of amounts allocated in the structured investment option.

Response

Disclosure has been added to footnote 2 in bold font stating that the contract owner could lose up to 70% of principal with a -30% segment buffer, up to 80% of principal with a -20% segment buffer and up to 90% of principal with a -10% segment buffer.

d. Please clarify the second to last sentence of footnote 2.

Response

We believe the disclosure is sufficiently clear. This statement is identical to the disclosure currently in the SCS prospectus.

e. It is unclear why the maximum GMIB charge shown is 1.30% instead of 1.40%. Please advise or revise.

Response

The maximum GMIB charge for the Accumulator contracts in scope to receive this offer is 1.30%. No changes have been made to the disclosure.

f. Please provide the staff with a copy of the marketing materials via email.

Response

We will provide the staff with a copy of the materials via email.

g. Please provide the staff with a Tandy representation.

Response

The Registrant will file with the Commission a letter including Tandy representations requested by the staff with the post-effective amendment.

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Please contact either Chris Palmer, Esq., of Goodwin Procter at (202) 346-4253 or me if you have any questions on our responses to the staff’s comments. We appreciate your assistance with this filing.

Yours truly,

/s/ Shane E. Daly
Shane E. Daly

Cc: Christopher E. Palmer, Esq.